UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 21, 2017, OphthaliX, Inc. (“OphthaliX”), a subsidiary of Can-Fite BioPharma Ltd. (“Can-Fite”), and a wholly-owned private Israeli subsidiary of OphthaliX, Bufiduck Ltd. (“Merger Sub”), and Wize Pharma Ltd., an Israeli company listed on the Tel Aviv Stock Exchange currently focused on the treatment of ophthalmic disorders, including dry eye syndrome (“Wize”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Wize, with Wize becoming a wholly-owned subsidiary of OphthaliX and the surviving corporation of the merger (the “Merger”). The parties intend to effect the Merger and the other transactions contemplated under the Merger Agreement by way of an Israeli court-approved plan of arrangement among the Merger Sub and Wize and their respective shareholders and (if applicable) creditors, in accordance with Sections 350 and 351 of the Israeli Companies Law of 1999, as amended (the “Israeli Companies Law”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding ordinary share of Wize will be converted into the right to receive 5.3681 of OphthaliX’s common stock (subject to the adjustments set forth in the Merger Agreement, the “Exchange Ratio”); and (b) each outstanding convertible note or convertible loan (the “Convertible Notes”) to acquire Wize ordinary shares that has not previously been converted prior to the Effective Time will be assumed by OphthaliX and become convertible into such number of shares of OphthaliX’s common stock equal to the number of Wize ordinary shares that the Convertible Notes are convertible into immediately prior to the Effective Time multiplied by the Exchange Ratio at a proportionally adjusted conversion price. Immediately following the Effective Time, Wize shareholders are expected to own approximately 90% of the outstanding common stock of OphthaliX on a fully diluted basis (excluding shares of common stock issuable upon exercise of the Convertible Notes and shares of common stock issuable upon exercise of certain options held by holders of the Convertible Notes) while OphthaliX stockholders are expected to own the remaining approximate 10%.

As contemplated in the Merger Agreement, OphthaliX plans to call an annual meeting of its stockholders in order to, among other things, amend its Certificate of Incorporation immediately following the Merger, so as to increase the number of authorized shares of common stock from 100,000,000 to 200,000,000, to change the name of OphthaliX from “OphthaliX, Inc.” to “Wize Pharma, Inc.” and to re-elect OphthaliX’s incumbent directors (the “AGM”).

The Merger Agreement contemplates that the members of the Board of Directors of OphthaliX and its executive officers at the Effective Time will be as designated by Wize prior to the Effective Time.

The Merger Agreement contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the stockholders of OphthaliX and shareholders of Wize, indemnification and insurance of directors and officers, and OphthaliX’s and Wize’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) the effectiveness of a registration statement on Form S-4, including a proxy statement and prospectus, (2) approval by the stockholders of OphthaliX and shareholders of Wize, (3) approval of the arrangement between Wize and its shareholders under Sections 350 and 351 of the Israeli Companies Law by the Israeli District Court of Tel Aviv−Jaffa, (4) as of the earlier of the Effective Time or August 30, 2017, Wize shall have available cash and cash equivalents of at least NIS 1,000,000 (approximately $280,000), (5) OphthaliX not having any liabilities as of the Effective Time, and (6) receipt by Wize of an interim tax pre-ruling from the Israeli Tax Authority.

The Merger Agreement may be terminated under certain circumstances by either OphthaliX or Wize, including if the Merger is not completed by October 30, 2017 unless the failure to complete the Merger was primarily due to the material breach of the terminating party.

Concurrently with the execution of the Merger Agreement and as contemplated therein, Can-Fite entered into a Voting and Undertaking Agreement with OphthaliX and Wize (the “Voting Agreement”), pursuant to which Can-Fite agreed to vote its shares of OphthaliX held by it in favor of approving the matters on the agenda of the AGM and against any actions that could adversely affect the consummation of the Merger. In addition, the Voting Agreement places certain restrictions on the transfer of the shares of OphthaliX held by Can-Fite and Can-Fite has agreed to indemnify Wize and OphthaliX with respect to certain liabilities of OphthaliX occurring in the period up to the closing of the Merger but excluding certain liabilities in respect of any legal proceedings arising out of or related to the transactions contemplated by the Merger Agreement.

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As a condition to closing of the Merger, OphthaliX is required, pursuant to a Stock Purchase Agreement, to sell on an “as is” basis to Can-Fite  all the ordinary shares of OphthaliX’s wholly-owned subsidiary, Eyefite Ltd. (“Eyefite”), in exchange for the irrevocable cancellation and waiver of all indebtedness owed by OphthaliX and Eyefite to Can-Fite, including approximately $4.5 million of deferred payments owed by OphthaliX and Eyefite to Can-Fite and, as part of the purchase of Eyefite, Can-Fite will also assume certain accrued milestone payments in the amount of $175,000 under the exclusive license agreement described at the end of this paragraph. Immediately following the sale of Eyefite to Can-Fite, it is expected that OphthaliX’s sole asset shall consist of 446,827 ordinary shares of Can-Fite. In addition, as a condition to closing of the Merger, that certain exclusive license of Can-Fite’s CF101 drug candidate for the treatment of ophthalmic diseases granted to OphthaliX and that related services agreement is required to be terminated pursuant to a Termination of License Agreement and a Termination of Services Agreement.

The Merger Agreement, Voting Agreement, Stock Purchase Agreement, Termination of License Agreement and Termination of Services Agreement have each been included as an exhibit to this Report on Form 6-K. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in these agreements were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to such agreements; and may be subject to contractual standards of materiality different from what might be viewed as material to OphthaliX’s stockholders. Accordingly, the representations and warranties in these agreements should not be relied on by any persons as characterizations of the actual state of facts and circumstances of OphthaliX or any other parties thereto at the time they were made and should consider the information in these agreements in conjunction with the entirety of the factual disclosure about OphthaliX in OphthaliX’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of these agreements, which subsequent information may or may not be fully reflected in OphthaliX’s public disclosures. These agreements should not be read alone, but should instead be read in conjunction with each other and other information regarding OphthaliX.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, Voting Agreement, Stock Purchase Agreement, Termination of License Agreement and Termination of Services Agreement filed as Exhibits 2.1, 2.2, 10.1, 10.2 and 10.3 respectively, to this Report on Form 6-K, and which are incorporated herein by reference.

Additional Information about the Merger and Where to Find It

In connection with the Merger, OphthaliX intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and proxy statement. Investors and security holders of OphthaliX and Wize are urged to read these materials when they become available because they will contain important information about OphthaliX, Wize and the Merger. The prospectus and proxy statement and other relevant materials (when they become available), and any other documents filed by OphthaliX with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by OphthaliX by directing a written request to: OphthaliX Inc., 10 Bareket Street, Petach Tikva, Israel 4951778, Attention: Investor Relations. Investors and security holders are urged to read the prospectus and proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

OphthaliX and its directors and executive officers, Wize and its directors and executive officers and Can-Fite and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of OphthaliX in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of OphthaliX is also included in OphthaliX’s Annual Report on Form 10-K for the year ended December 31, 2016. These documents are available free of charge at the SEC web site (www.sec.gov) and from OphthaliX, Attn: Investor Relations, at the address described above.

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Exhibit Index

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of May 21, 2017, by and between OphthaliX, Inc., Bufiduck Ltd., and Wize Pharma Ltd. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by OphthaliX, Inc. on May 22, 2017)

99.2	Voting and Undertaking Agreement, dated as of May 21, 2017, by and between OphthaliX, Inc., Wize Pharma Ltd., and Can-Fite BioPharma Ltd. (incorporated by reference to Exhibit 2.2 to Form 8-K filed by OphthaliX, Inc. on May 22, 2017).

99.3	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed by OphthaliX, Inc. on May 22, 2017).

99.4	Form of Termination of License Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed by OphthaliX, Inc. on May 22, 2017).

99.5	Form of Termination of Services Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed by OphthaliX, Inc. on May 22, 2017).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: May 22, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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